SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/25/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
812,704

8. SHARED VOTING POWER
912,128

9. SOLE DISPOSITIVE POWER
812,704
_______________________________________________________

10. SHARED DISPOSITIVE POWER
912,128

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,724,832 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.14%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
812,704

8. SHARED VOTING POWER
912,128

9. SOLE DISPOSITIVE POWER
812,704
_______________________________________________________

10. SHARED DISPOSITIVE POWER
912,128

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,724,832 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.14%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
812,704

8. SHARED VOTING POWER
912,128

9. SOLE DISPOSITIVE POWER
812,704
_______________________________________________________

10. SHARED DISPOSITIVE POWER
912,128

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,724,832 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.14%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
812,704

8. SHARED VOTING POWER
912,128

9. SOLE DISPOSITIVE POWER
812,704
_______________________________________________________

10. SHARED DISPOSITIVE POWER
912,128

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,724,832 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.14%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to send the solicitation in Exhibit A to not more than ten stockholders.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 9/2/16, there were 28,081,712 shares of common stock outstanding as of 6/30/16.  The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 24, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,724,832 shares of SWZ (representing 6.14% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,724,832 shares of SWZ include 812,704 shares (representing 2.89% of SWZ's outstanding shares) that are beneficially owned by: Mr. Goldstein and the following entities over which Messrs.
Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP, Opportunity Income Plus, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,724,832 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 912,128 shares (representing 3.25% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 812,704 shares. Bulldog Investors, LLC has shared power to dispose of and vote 912,128 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 9/23/16 the following shares of SWZ were bought:

Date			Shares		Price
09/23/16		62,204		10.6819
09/26/16		3,100		10.6592
10/03/16		500		10.6600
10/04/16		400		10.7200




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/25/2016

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

    Bulldog Investors, LLC, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
     (914) 747-5262 Fax: (914) 747-2150 // pgoldstein@bulldoginvestors.com

  SOLICITATION FOR WRITTEN REQUEST OF (OR ON BEHALF OF) STOCKHOLDER(S)
        OF THE SWISS HELVETIA FUND, INC. FOR SPECIAL MEETING

     The bylaws of The Swiss Helvetia Fund, Inc. (the "Fund") require a special meeting of stockholders to be held upon receipt by the Fund of requests in writing from stockholders holding a total of at least 25% of the Fund's outstanding shares. Bulldog Investors, LLC is soliciting the undersigned, a stockholder (or an investment advisor for one or more stockholders with the power to direct the vote of such stockholder(s)' shares) of the Fund to request that a special meeting of stockholders be promptly held to vote on the following proposals:

     1.	To amend the Fund's bylaws to declassify the Board of Directors so that each director shall be elected annually.

     2.	To authorize a self-tender offer for all outstanding shares of the Fund at or close to net asset value. If more than 50% of the Fund's outstanding shares are submitted for tender, the tender offer should be cancelled and the Board should take the steps necessary to convert the Fund into an ETF or an open-end mutual fund or to liquidate it.

IMPORTANT: THE UNDERSIGNED HAS NO OBLIGATION TO VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF BULLDOG INVESTORS, LLC WITH RESPECT TO ANY PROPOSAL.

Please check only one of the boxes below, complete and sign this form and scan it and return it by email, or fax or mail it to Bulldog Investors.

[   ] THE UNDERSIGNED REQUESTS A SPECIAL MEETING OF STOCKHOLDERS.

[   ] THE UNDERSIGNED DOES NOT REQUEST A SPECIAL MEETING OF STOCKHOLDERS.


Print Name: ______________________________


Signature:  ______________________________


Title (if shares are held by an entity) ______________________________


Number of Shares Authorized to Vote as of October 21, 2016: __________


Dated: ____________________